





05007509

April 20, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Release of UGG dated:
   April 20, 2005 (Agricore United Applauds CP Investment in Western Canada)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com



AGRICORE UNITED APPLAUDS CP INVESTMENT IN WESTERN CANADA

April 20, 2005 (Winnipeg) – Agricore United welcomes the recent announcement of improvements to capacity and efficiencies in Canada's rail system by Canadian Pacific (CP) Railway. CP's commitment to significant infrastructure investment in western Canada is a positive step toward addressing constraints that could potentially impede the country's ability to effectively supply grain to overseas markets.

"The investment is a step in the right direction by CP to enhance timely and efficient service to its grain customers," says Wayne Drul, Chair, Agricore United. "Our industry has recently expressed concerns about rail system capacity. CP's announcement shows that they are taking the concerns of their major customers seriously."

As western Canada's largest grain handling and merchandising company, Agricore United has taken a lead in deriving efficiencies in both grain handling and transportation, by investing in the company's network of high throughput grain elevators capable of loading 50 or 100 railcars in 12 hours.

"It's a positive move for CP that will complement Agricore United's own investment and will further improve system efficiency and lower costs," says Bill James, Director, Transportation Logistics, Agricore United. "These combined efforts will help to protect Canada's reputation as a reliable supplier of grain to domestic and overseas markets."

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU.LV".

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For further information please contact:

Radean Carter
Communications Coordinator
Agricore United
204-944-2238
rcarter@agricoreunited.com